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FIRST M&F CORPORATION AND SUBSIDIARY


EXHIBIT 11.               COMPUTATION OF EARNINGS PER SHARE

                                                  QUARTER ENDED
                                                     MARCH 31
                                               1996          1995
Net Income                                  $1,843,202    $1,505,134


Weighted Average Shares Outstanding          3,390,900     3,120,900


Earnings Per Share                               $0.54         $0.48